Filed by The Gillette Company
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 333-123309

     The following update was posted to The Gillette Company’s internal web site:

P&G’s Director of Corporate Sustainable Development Speaks at Boston College Conference

19-Apr-2005

George D. Carpenter, Director, Corporate Sustainable Development for Procter & Gamble, spoke last week at a conference at Boston College’s Center for Corporate Citizenship.

At the conference entitled “Mapping the Future of Corporate Citizenship,” Mr. Carpenter presented P&G’s holistic and inclusive concept of Sustainable Development. This concept combines social and economic development with environmental stewardship and offers the potential to unlock the gates to top-line business growth by creating new value for consumers and customers.

Procter & Gamble is focusing its sustainability efforts in two areas where it believes it can most effectively make a difference and involve all its businesses and regions: Water and health/hygiene.

“We have just completed a year of tremendous progress toward our vision that P&G can link business opportunity with corporate responsibility, a concept we call “corporate social opportunity,” Mr. Carpenter wrote in his vision statement. “We believe we can build our businesses while contributing our part to help address some of the toughest global health and social issues.”

Mr. Carpenter uses P&G’s safe water work as a good example of how it is working toward this vision. He describes the safe water project as a:

  New business opportunity with the potential to reach millions of people who do not have access to safe water.

  New business model based on effective public-private partnerships with organizations such as USAID, Population Service International, CARE and The Johns Hopkins University to learn how to best provide P&G’s safe water technology to people in countries such as Pakistan, Haiti and Uganda.

“We are only starting to turn our vision into reality,” Mr. Carpenter writes. “But imagine a world where corporations, in partnership with civil society and government, can significantly deliver on the UN Millennium Development Goal of addressing the world’s most critical health issues. This improvement in society will provide the foundation for sustainable growth.”

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FORWARD-LOOKING STATEMENTS

     This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

     This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. On March 14, 2005, P&G filed with the SEC a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston,

Massachusetts, 02199-8004, Attention: Office of the Secretary, or from The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, OH 45201-0599.

Participants in the Solicitation

     Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 30, 2005, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.